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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                (Amendment No. 8)*

              First Union Real Estate Equity and Mortgage Investments
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    337400-10-5
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                                  (CUSIP Number)

                     Marc C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 January 10, 1996
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 337400-10-5
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [x]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                0
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               740,500
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     740,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
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14   TYPE OF REPORTING PERSON*
     00
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
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CUSIP No. 337400-10-5

     This Amendment No. 8 to Schedule 13D Statement is filed on behalf of TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company (the "Fund"), for the purpose of reporting the disposition by it of 950,000 shares of beneficial interest, par value $1.00 per share (the "Stock"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), on January 10, 1996.


Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented as follows:

     (a) According to the most recently available filing with the Securities and Exchange Commission by First Union, there were 18,435,057 shares of Stock outstanding. On January 10, 1996, First Union acquired 950,000 shares of Stock from the Fund. Following the Stock repurchase by First Union, there are 17,485,057 shares of Stock outstanding. The Fund beneficially owns 740,500 shares of Stock, or approximately 4.2% of the outstanding Stock after the repurchase.

     (b) The Fund and Richard M. Osborne ("RMO"), sole managing member thereof, have the sole power to dispose, or to direct the disposition of, the 740,500 shares of Stock owned by the Fund. Under the Settlement and Standstill Agreement (the "Settlement Agreement"), dated as of December 13, 1995, among First Union, the Fund and RMO, the Fund agreed that it will, except with the prior written consent of the Board of Trustees of First Union, vote all Stock (and other voting securities of First Union, if any) beneficially owned by it in the manner recommended by the management of First Union.

          (c) Pursuant to the Settlement Agreement, on January 10, 1996, the Fund sold to First Union 950,000 shares of Stock at a price of $7.50 per share.

          (d) The Fund ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Stock on January 10, 1996.

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CUSIP No. 337400-10-5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              TURKEY VULTURE FUND XIII, LTD.



Dated: January 12, 1996       /s/ Richard M. Osborne
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                              Richard M. Osborne
                              Managing Member